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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
                               (AMENDMENT NO. 4)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ENDOSONICS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            JOMED ACQUISITION CORP.
                                   JOMED N.V.
                      (NAMES OF FILING PERSONS (OFFERORS))

                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   29264K105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANTTI RISTINMAA
                                   JOMED N.V.
                               DROTTNINGGATAN 94
                              S-252 21 HELSINGBORG
                                     SWEDEN
                           TELEPHONE: 46-42-490-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                           BERTIL P-H LUNDQVIST, ESQ.
                             RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                            TELEPHONE: 212-735-3000
                            ------------------------

                           CALCULATION OF FILING FEE

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                  TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
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
                       $233,044,306                                                     $46,609**
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 * For purposes of calculating amount of filing fee only. This amount assumes the purchase of (i) all outstanding shares of common stock of EndoSonics
   Corporation, including the related preferred share purchase rights, and (ii)
   shares of common stock of EndoSonics Corporation subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange
   Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Paid previously in connection with the filing of the Schedule TO on August
   21, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A                   Form or Registration No.: N/A
  Filing party: N/A                                        Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on
August 21, 2000 (the "Schedule TO") by JOMED N.V., a corporation organized under the laws of The Netherlands ("Parent"), and JOMED Acquisition Corp., a Delaware
corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of EndoSonics Corporation, a Delaware corporation (the "Company"), at $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the
Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 is hereby supplemented to include the information set forth in "Procedure for Accepting the Offer and Tendering Shares" in the Offer to Purchase which is hereby incorporated herein by reference. Shares tendered by guaranteed delivery will not be deemed validly tendered, and will not be accepted and paid for by the Purchaser, unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) is received by the Depositary.

ITEM 11.  ADDITIONAL INFORMATION.

     Item 11 is hereby amended and supplemented to include the following information:

     On September 19, 2000, JOMED issued a press release announcing that Purchaser had accepted for purchase and payment 16,593,039 of the issued and outstanding Shares pursuant to the Offer. The press release states that the 16,593,039 Shares includes 478,737 Shares that have been tendered to Purchaser where the stockholder has guaranteed delivery of its Shares within three business days of the expiration of the Offer, and also states that the 16,593,039 Shares plus the 268,100 Shares already owned by JOMED equals 92.78% of the issued and outstanding Shares. A copy of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 12 is hereby amended to add the following:

     (a)(5)(F) Press Release of Parent dated September 19, 2000.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          JOMED Acquisition Corp.

                                          By:        /s/ TOR PETERS
                                            ------------------------------------
                                            Name: Tor Peters
                                            Title:   President

                                          JOMED N.V.

                                          By:        /s/ TOR PETERS
                                            ------------------------------------
                                            Name: Tor Peters
                                            Title:   President

Dated: September 19, 2000
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                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
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
(a)(5)(F)     Press Release dated September 19, 2000.